# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773195

## Reporting persons
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,252,005; sole dispositive power 0; shared dispositive power 4,252,005; aggregate amount beneficially owned 4,252,005 (7.75% of the class)
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,252,005; sole dispositive power 0; shared dispositive power 4,252,005; aggregate amount beneficially owned 4,252,005 (7.75% of the class)

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, NY 10010

## Item 2. Person Filing
Name of person filing:
Affinity Healthcare Fund, LP
Affinity Asset Advisors, LLC
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Healthcare Fund, LP and Affinity Asset Advisors, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. As of June 4, 2025, the Fund beneficially owned an aggregate of 4,252,005 shares of Common Stock of the Issuer, including warrants to purchase 867,302 shares of Common Stock within the next sixty (60) days, or 7.75% of the outstanding shares of Common Stock of the Issuer, and the Advisor may be deemed to be the beneficial owner of such 4,252,005 shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of 4,252,005 shares of Common Stock of the Issuer.
Percent of class: The percentage set forth in the preceding paragraph and in Row 11 of the cover page for each reporting person is based on 54,854,419 shares of Common Stock of the Issuer outstanding as of May 28, 2025 comprised of (a) the 33,196,997 shares of Common Stock of the Issuer outstanding as of May 12, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025, (b) the 20,790,120 shares of Common Stock of the Issuer issued in connection with a private placement by the Issuer on May 28, 2025 as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2025 and (c) the 867,302 shares of Common Stock of the Issuer issuable to the Fund upon exercise of Common Warrants of the Issuer sold to the Fund in such private placement.
Sole power to vote or to direct the vote:
Affinity Healthcare Fund, LP - 0
Affinity Asset Advisors, LLC - 0
Shared power to vote or to direct the vote:
Affinity Healthcare Fund, LP - 4,252,005
Affinity Asset Advisors, LLC - 4,252,005
Sole power to dispose or to direct the disposition:
Affinity Healthcare Fund, LP - 0
Affinity Asset Advisors, LLC - 0
Shared power to dispose or to direct the disposition:
Affinity Healthcare Fund, LP - 4,252,005
Affinity Asset Advisors, LLC - 4,252,005

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Healthcare Fund, LP: /s/ Andrew Weinstein, Andrew Weinstein (06/04/2025)
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein (06/04/2025)